The Rule of Cash

One of the principles of finance focuses on the importance of cash because it is the lifeblood of a business and the primary means of creating shareholder value. Free cash flow, or what Warren Buffett prefers to call “owner’s earnings,” is the cash generated from the business in excess of the capital expenditures required to maintain the existing cash flow stream of the business. In financial accounting terms, free cash flow can be roughly defined by the sum of net income, depreciation & amortization and any changes in working capital minus capital expenditures to maintain plant, property & equipment. The generation of free cash flow provides a business with the ability to finance and grow its operations and simultaneously reward its shareholders in the following ways:

Cash can be used to strengthen a company’s financial position. Cash & short term assets can be used to reduce debt and other liabilities on the balance sheet. These improvements to enhance liquidity and solvency reduce the need for future financing and lower risks for investors. Some of the businesses in the Mundoval Fund, such as Microsoft, Ebay and Cisco Systems, have little or no debt on their balance sheets due to their ability to finance their operations with internally generated cash.

Cash can be invested for future growth. This growth can be accomplished internally, through capital spending, or externally, through mergers and acquisitions. Although capital spending has been reduced by corporations during the recent recession, investment in technology and productivity improvements continue to represent a larger percentage of capital spending. Merger & acquisition activity, has also slowed since 2007, however businesses will likely continue to make acquisitions when the price is reasonable relative to valuations and synergies can be attained via scale and consolidation. Illinois Tool Works & General Electric are companies in the Mundoval Fund that have successfully incorporated acquisitions to enhance wealth for their shareholders.

Cash can be returned to shareholders by declaring higher dividends or repurchasing shares. Management can enhance value for their shareholders when they repurchase shares of their company’s common stock at prices that are less than the intrinsic value of the business. The result is that there are fewer shares of common stock outstanding and shareholders are assured that management is willing to buy back its own common stock because they believe the business to be undervalued and more attractively priced relative to other investment opportunities. Dividends provide stockholders with a share or percentage of corporate profits and enhance total returns in addition to the capital appreciation that is associated with owning stocks over longer periods of time. The only reasonable and responsible course for companies that have a growing pile of cash that cannot be reinvested at above-average rates is to return that money to shareholders in the form of cash dividends. The average dividend yield of the companies owned in the Mundoval Fund as of July 31, 2009 is approximately 3%, which compares favorably to the rates of interest offered for 3 & 5 year US Treasury bonds.

The ability of corporate management to combine the various alternatives listed: improve liquidity and solvency, invest for the future and reward current shareholders, has very positive implications for the performance of the equity markets in the future. The Mundoval Fund will continue to seek worldwide to own shares of financially sound, well managed businesses at a discount to their intrinsic values.

Arthur Q. Johnson, CFA

Portfolio Manager

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS or visiting the Fund’s website at www.mundoval.com.   Please obtain and carefully read the prospectus before investing.

The Joys of Compounding Interest

By

Arthur Q. Johnson, CFA

American statesman and founding father, Benjamin Franklin, wrote in The Way to Wealth, “Remember that time is money and that money is of a prolific generating nature. The more there is of it the more it produces every turning, so that the profits rise quicker and quicker. Waste neither time nor money, but make the best use of both. For industry and patience are the surest means of plenty.” Mr. Franklin was well aware of the positive impact that compounded interest has on a dollar saved and his net worth reflected as much when he retired from the publishing trade at the age of forty-two to focus on politics and diplomacy in the mid-1700s.

In 2006, the Internal Revenue Service allowed a maximum contribution of $4,000 ($5,000 if you are age 50 or older) to an Individual Retirement Account (IRA) which is a trust or a custodial account established for the exclusive benefit of the investor or his or her beneficiaries that defers the taxation of dividends, interest and capital gains until distributed as early as age 59 ½ and no later than 70 ½. Assuming that a family or individual is capable of saving $4,000 in each of the next twenty years beginning in 2007 in an IRA account that provides an annualized rate of return of 7% (the average ten year compounded rate of return of the Standard &  Poor’s 500 Index since 1997). From year 2027 until 2047 should the family or individual decide not to contribute another dollar in the IRA at the same 7% rate of return, their initial investment of $80,000 will grow more than six-fold to $575,000 by the end of the fortieth year. The earlier an investor contributes to an IRA the greater the magnitude of the growth of those assets over longer periods of time.

For taxable accounts, the power of compounding applies to expenses, primarily taxation, as well as profits. A dollar invested in an asset that doubles every year for eleven years is worth $2,048 and if sold at the end of year eleven triggers a long-term capital gain of $2,047. At a 15 percent tax rate, the investor owes the government $307 leaving $1,741, which is the same as getting a 97% percent return, tax free for eleven years. If the same dollar is doubled every year and then sold at the end of each year for a maximum short term capital gain tax rate of 35%, the investor would be left with $194.44 at the end of year eleven resulting in a 61.5% annualized rate of return after taxes.  Due to the annual taxation of capital gains, the investor is not doubling his money but increasing it by a factor of 1.65 after taxes.

In 1964 Warren Buffett, current CEO of Berkshire Hathaway and arguably one of the most successful investors of our time, wrote in a letter to his limited partners that Francis I of France had paid 4,000 ecus (approximately $20,000) in 1540 for Leonardo da Vinci’s Mona Lisa. If Francis had invested that same amount in a 6% after-tax investment, his estate would have been worth more than $1 quadrillion or over 3,000 times the national debt of France at that time. Warren went on to write, “I trust this will end all discussion in our household about any purchase of paintings qualifying as an investment.”

Benjamin Graham, author of Security Analysis and The Intelligent Investor wrote, “An investment operation is one which, on thorough analysis, promises safety of principal and a satisfactory rate of return. Operations not meeting these requirements are speculative.” In other words, “the first step in making money is not losing money.” More specifically, time invested in the common stock of quality businesses at reasonable prices, rather than focusing on market timing or short term trading, has typically provided for satisfactory rates of return due to the lower expense of taxation on assets that are held for at least one year or longer.

Arthur Q. Johnson is Portfolio Manager for the Mundoval Fund, a no-load Global Value Equity mutual fund. For more information log on to www.mundoval.com.

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS or visiting the Fund’s website at www.mundoval.com.   Please obtain and carefully read the prospectus before investing.  Past performance is no guarantee of future results and investment results and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost.

Early Start IRA : How $15,000 Grows to Over $1,000,000

This table demonstrates the growth of the retirement assets of five different investors. Each investor makes a $3,000 annual contribution into an IRA, but they start at different ages and contribute for different lengths of time. Investor D, who contributed the least but started the earliest, is evidence that the most important variable in investing is **time**.

**Table assumes a 10% annual rate of return*

	Investor A		Investor B		Investor C		Investor D		Investor E	
Age	Contribution	Year-End Value	Contribution	Year-End Value	Contribution	Year-End Value	Contribution	Year-End Value	Contribution	Year-End Value
18	0	0	0	0	0	0	3,000	3,300	3,000	3,300
19	0	0	0	0	0	0	3,000	6,930	3,000	6,930
20	0	0	0	0	0	0	3,000	10,923	3,000	10,923
21	0	0	0	0	3,000	0	3,000	15,315	3,000	15,315
22	0	0	0	0	3,000	0	3,000	20,147	3,000	20,147
23	0	0	0	0	3,000	0	0	22,162	3,000	25,462
24	0	0	0	0	3,000	0	0	24,378	3,000	31,308
25	0	0	0	0	3,000	3,300	0	26,815	3,000	37,738
26	0	0	0	0	3,000	6,930	0	29,497	3,000	44,812
27	0	0	0	0	3,000	10,923	0	32,447	3,000	52,594
28	0	0	0	0	3,000	15,315	0	35,691	3,000	61,153
29	0	0	0	0	3,000	20,147	0	39,260	3,000	70,568
30	0	0	0	0	3,000	25,462	0	43,187	3,000	80,925
31	0	0	3,000	3,300	3,000	31,308	0	47,505	3,000	92,317
32	0	0	3,000	6,930	3,000	37,738	0	52,256	3,000	104,849
33	0	0	3,000	10,923	3,000	44,812	0	57,481	3,000	118,634
34	0	0	3,000	15,315	3,000	52,594	0	63,229	3,000	133,798
35	0	0	3,000	20,147	3,000	61,153	0	69,552	3,000	150,477
36	0	0	3,000	25,462	0	67,268	0	76,508	3,000	168,825
37	0	0	3,000	31,308	0	73,995	0	84,158	3,000	189,007
38	0	0	3,000	37,738	0	81,394	0	92,574	3,000	211,208
39	0	0	3,000	44,812	0	89,534	0	101,832	3,000	235,629
40	3,000	3,300	3,000	52,594	0	98,487	0	112,015	3,000	262,492
41	3,000	6,930	3,000	61,153	0	108,336	0	123,216	3,000	292,041
42	3,000	10,923	3,000	70,568	0	119,170	0	135,538	3,000	324,545
43	3,000	15,315	3,000	80,925	0	131,087	0	149,092	3,000	360,300
44	3,000	20,147	3,000	92,317	0	144,195	0	164,001	3,000	399,630
45	3,000	25,462	3,000	104,849	0	158,615	0	180,401	3,000	442,893
46	3,000	31,308	3,000	118,634	0	174,476	0	198,441	3,000	490,482
47	3,000	37,738	3,000	133,798	0	191,924	0	218,285	3,000	542,830
48	3,000	44,812	3,000	150,477	0	211,116	0	240,113	3,000	600,413
49	3,000	52,594	3,000	168,825	0	232,228	0	264,125	3,000	663,755
50	3,000	61,153	3,000	189,007	0	255,451	0	290,537	3,000	733,430
51	3,000	70,568	3,000	211,208	0	280,996	0	319,591	3,000	810,073
52	3,000	80,925	3,000	235,629	0	309,095	0	351,550	3,000	894,380
53	3,000	92,317	3,000	262,492	0	340,005	0	386,705	3,000	987,118
54	3,000	104,849	3,000	292,041	0	374,005	0	425,376	3,000	1,089,130
55	3,000	118,634	3,000	324,545	0	411,406	0	467,913	3,000	1,201,343
56	3,000	133,798	3,000	360,300	0	452,546	0	514,705	3,000	1,324,778
57	3,000	150,477	3,000	399,630	0	497,801	0	566,175	3,000	1,460,555
58	3,000	168,825	3,000	442,893	0	547,581	0	622,793	3,000	1,609,911
59	3,000	189,007	3,000	490,482	0	602,339	0	685,072	3,000	1,774,202
60	3,000	211,208	3,000	542,830	0	662,573	0	753,579	3,000	1,954,922
61	3,000	235,629	3,000	600,413	0	728,830	0	828,937	3,000	2,153,715
62	3,000	262,492	3,000	663,755	0	801,714	0	911,831	3,000	2,372,386
63	3,000	292,041	3,000	733,430	0	881,885	0	1,003,014	3,000	2,612,925
64	3,000	324,545	3,000	810,073	0	970,073	0	1,103,315	3,000	2,877,517
65	3,000	360,300	3,000	894,380	0	1,067,081	0	1,213,646	3,000	3,168,569
Less Total Invested:		$ (78,000)		$ (105,000)		$ (45,000)		$ (15,000)		$ (144,000)
Equals Net Earnings:		**$282,300**		**$789,380**		**$1,022,081**		**$1,198,646**		**$3,024,569**
Money Grew:		3.6 - fold		7.5 - fold		22.7 - fold		80 - fold		21 - fold

Financial Crisis or Investment Opportunity?

Five Reasons to Buy Common Stocks during the Recession

At a speech that he made in 1959, John F. Kennedy stated, “The Chinese use two brush strokes to write the word ‘crisis.’ One brush stroke stands for danger; the other for opportunity. In a crisis, be aware of the danger- but recognize the opportunity.” The word danger refers to liability or exposure to harm or injury; risk or peril. The Latin word, opportunitas, is defined as convenience or advantage. It is ironic that the financial risks taken by businesses and individuals in the recent past have provided an advantageous environment for those investors that are willing to recognize it.

The current global recession that started in December of 2007 occurred in large part as a result of the extensive amount of corporate & individual leverage that was related to the speculative rise in prices of residential housing and commercial real estate. As corporations and individuals were eventually forced to de-leverage and unwind debt obligations from their balance sheets, the residual effects included: extreme price volatility in the financial markets, a dearth of liquidity as financial firms became reluctant to lend while asset values were declining and a national unemployment rate that rose to 9.5% in June. Despite the seemingly perilous and uncertain economic times that we are currently faced with, there are five significant reasons to be optimistic about the future of the financial markets and invest in common stocks during the recession.

1.

Investment Yield & Historical Total Return: The current 12 month dividend yield for the S&P 500 is 2.51%. The yield is based on the cash dividends paid over the prior four quarters and the closing quarterly price. This yield compares favorably to the interest rates offered for six month, one, three and five year US treasury obligations. To the extent that the dividend component consists of 44% of the historical 9.51% average annualized rate of return for the S&P 500 since 1936, investors can most likely expect to receive a total return in the future that is greater than the negative rates of return demonstrated by the index during the past one, three, five and ten years.

2.

Inflationary Hedge: As beneficial as the recent economic stimulus programs have been in providing liquidity and stability in the financial sector via fiscal and monetary policies, the probability of higher inflation looms more prominently in the future. Dividends and corporate profits provide a hedge against the 3% average historical rate of inflation, which is the change in the Consumer Price Index from year to year. The 9% average rates of return for common stocks, as measured by the S&P 500, provide a 5-6% cushion that will allow investors to purchase more with their assets as the cost of living increases in the future.

3.

Global Population Trends:  1.7 billion people or 27% of the world’s population (6.78 billion as of July, 2009) are below 15 years of age and live primarily in Asia and Africa, which represents 72% of the world’s population. Asia alone accounts for 60% of the world’s population. According to the Investment Company Institute, North America & South America, which represent only 13% of the world’s population, own 56% of worldwide mutual fund assets as March 31, 2009. As a result, there is tremendous potential for growth in the global financial markets as individuals in more populous regions of the world earn and invest their discretionary savings in publicly traded businesses to create wealth and increase their purchasing power.

4.

Theory of Maximum Pessimism:  Sir John Templeton, founder of Templeton Funds, was quoted, “In order to be a successful investor, you must master the simple but counterintuitive principle of maximum pessimism.” In other words, opportunities are greatest when the outlook is most bleak. Benjamin Graham wrote the following in The Intelligent Investor, “Have the courage of your knowledge and experience-even though others may hesitate or differ. You are neither right nor wrong because the crowd disagrees with you. You are right because your data and reasoning are correct.”

5.

The Pending Turnaround: According to Furey Research Partners, there have been 14 recessions and one depression in the U.S. between 1926 and 2009, in which each recession lasted an average of 13 months. The average rate of return for U.S. stocks in the 12 months after a recession was 27.52% and the five and ten year annualized returns after those recessions averaged 13.88% and 13.06% respectively.  Our economy is now in month 18 of the recession and common stocks are beginning to demonstrate rates of return that are consistent with their business fundamentals.